SECOND AMENDMENT TO PHARMHOUSE CORP.
                          (formerly S.E. Nichols Inc.)

            1992 EQUITY COMPENSATION PLAN FOR NON-EMPLOYEE DIRECTORS

                       Dated: As of January 22, 1998

A.  Background

     On April 22, 1992, Pharmhouse Corp. (the "Company") adopted its 1992 Equity Compensation Plan for Non-Employee Directors (the "Plan") providing for annual grants of restricted stock awards to Directors of the Company who are not officers or employees (as defined in the Plan) of the Company. The Plan originally authorized the grant of an aggregate of 11,494 Shares to non-employee Directors of the Company. The Plan was first amended on July 14, 1995 to increase the authorization of Shares to 50,000. Pursuant to the Plan, as amended, each such Director is entitled to receive an Annual Grant of 2,500 Shares upon being elected as a member of the Board at a Shareholders Meeting, through the 1998 Shareholders Meeting. All references herein to numbers of Shares reflect the one for 4.35 reverse split of the Company's Shares effected by the Company in April 1993.

     The amendments to the Plan set forth herein (collectively, the "Second Amendment") were adopted by the Board as of January 22, 1998, subject to approval by the Company's shareholders.

     Capitalized terms used herein which are defined in the Plan shall have the respective meanings ascribed thereto in the Plan.

B.  Amendments to the Plan

     Pursuant to Section 10 of the Plan, the Plan is hereby amended as follows:

     1. The first sentence of Section 4.1 of the Plan is hereby deleted in its entirety adn the following sentence shall be inserted in its place:

         "Eighty Thousand (80,000) Shares are authorized for issuance under the Plan in accordance with the provisions of the Plan and subject to such restrictions or other provisions as the Committee may from time to time deem necessary."

     2. Section 6.1 of the Plan is hereby deleted in its entirety and the following new Section 6.1 shall be inserted in its place:

         "6.1 Grant of Share Awards; Date of Grant; Computation of Amount;

         (a) In consideration for such person's services as a member of the Board during each Annual Term of Service as a member of the Board, each Director shall be entitled to receive a Share Award of 2,500 Shares upon being elected as a member of the Board at the relevant Shareholders' Meeting (an "Annual Grant"), commencing with the 1995 Shareholders' Meeting. Each Annual Grant shall be made as of the first business day following the date on which such Director is elected a member of the Board at the relevant Shareholders' Meeting and share certificates evidencing the Shares included in each such Annual Grant shall be issued and delivered by the Company to each Director as soon as practicable thereafter.

         (b) (i) In addition to, and not in lieu of, the Share Awards described in Section 6.1(a) of the Plan, in consideration for such person's attendance at Meetings of the Board of Directors and/or any Committee thereof, commencing and effective as of January 22, 1998, each Director, at his election, may receive, in lieu of cash fees of $500 per Board Meeting or $250 per Committee Meeting, Shares of the Company for each such Board Meeting or Committee Meeting attended by such Director during each year of his incumbency as a Director. Such election by a Director to receive Shares of the Company in lieu of cash fees for attendance at Meetings of the Board and/or any Committee thereof shall be effective for the duration of such Director's incumbency as a Director of the Company up until the date of termination of the Plan unless and until such Director notifies the Secretary of the Company in writing of his or her desire to again receive cash fees for attendance at any such Meetings.

             (ii) The number of such Shares to be awarded per Board Meeting and/or Committee Meeting attended by such Director during the period of his or her incumbency through the date of the most recent Shareholders' Meeting of the Company shall be determined by dividing the sum of $500 and/or $250, as the case may be, by the closing price of the Common Shares of the Company on the NASDAQ SmallCap Market on the trading day immediately preceding each such Board or Committee Meeting or, if there is no trading in the Company's Common Shares on the NASDAQ SmallCap Market for thirty (30) consecutive trading days prior to such Meeting, by the mean between the quoted closing bid and asked price for the Common Shares of the Company on the trading day immediately preceding such Meeting. The total number of such Shares so issuable to such Directors for their attendance at Board or Committee Meetings during the preceding year shall be determined and granted within ten (10) days after the date of each Annual Meeting of the Board of Directors and share certificates evidencing the Shares included in each such grant shall be issued and delivered by the Company to each Director as soon as practicable thereafter."

     3. Section 12 of the Plan shall be deleted in its entirely adn the following new Section 12 shall be inserted in its place:

         "Section 12

         Duration of the Plan

              The Plan shall terminate immediately prior to the election of Directors at any Shareholders' Meeting of the Company held in 2001 or at such earlier time as may be determined by the Board, and no Share Award shall be granted under the Plan after the date of its termination."

C.  Effective Date

     This Second Amendment was adopted by the Board effective as of January 22, 1998 adn will become effective as of such date if ratified and approved by the holders of record of a majority of outstanding Shares of the Company at the 1998 Shareholders' Meeting. In the event of the Company's shareholders do not ratify and approve the Second Amendment at the 1998 Shareholders' Meeting, this Second Amendment to the Plan shall automatically terminate adn be of no further force and effect without further action by the Company of the Board.